EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the consolidated financial statements of The Gymboree Corporation and subsidiaries and the effectiveness of The Gymboree Corporation’s internal control over financial reporting (which report expresses unqualified opinions and includes an explanatory paragraph related to the adoption of two new accounting standards) dated March 27, 2008, appearing in the Annual Report on Form 10-K of The Gymboree Corporation for the fiscal year ended February 2, 2008, and our report dated June 22, 2007 appearing in the Annual Report on Form 11-K of The Gymboree 401(k) Plan for the year ended December 31, 2007.

/S/ DELOITTE & TOUCHE LLP

San Francisco, California

September 12, 2008